Exhibit 2.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Description of Capital Stock

The following description of Banco Santander (Brasil) S.A. (“Santander Brasil”)’s capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to Santander Brasil’s By-laws, an English translation of which is incorporated by reference as an exhibit to the Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission, or the “SEC,” on February 25, 2022, as well as on the legislation and regulations applicable to companies and the Brazilian capital market currently in effect. Santander Brasil encourages you to read the By-laws for additional information. Capitalized terms used and not defined hereinafter shall have the meanings ascribed to them throughout the Annual Report on Form 20-F.

Issued Share Capital

Santander Brasil’s share capital is represented by common and preferred shares both without par value. Each common share gives its holder the right to a vote at general meetings. However, the preferred shares do not grant voting rights in Santander Brasil’s shareholders’ general meetings, except as related to certain matters provided for in its By-Laws (see “Rights of Common Shares and Preferred Shares” below).

There are no outstanding bonds or securities convertible into shares, other than the 7.375% Tier 1 Subordinated Perpetual Notes and the 6.000% Tier 2 Subordinated Notes due January 29, 2024.

As of December 31, 2021, Santander Brasil had a share capital of R$55,000,000,000 represented by 3,818,695,031 common shares and 3,679,836,020 preferred shares.

Rights of Common Shares and Preferred Shares

Each common share gives its holder the right to a vote at general meetings, however, the preferred shares do not grant voting rights in Santander Brasil’s shareholders’ general meetings, except as related to the following matters:

•	change of corporate status, merger, consolidation or spin-off;
•	approval of agreements entered into between Santander Brasil and its controlling shareholder, directly or indirectly, and agreements with other companies in which Santander Brasil’s controlling shareholder has an interest, whenever the law or the By-Laws provide that they must be approved at a shareholders’ general meeting; and
•	the appraisal of assets to be contributed to increase Santander Brasil’s capital stock.

Regarding the election of members of the Board of Directors, the Brazilian Corporate Law sets forth that, when members of the Board of Directors are elected, the following parties have the right to elect one member of Santander Brasil’s Board of Directors:

•	minority holders of shares in public companies holding a minimum of 15% of the total number of voting shares, or
•	holders of preferred shares without voting rights, or with restricted voting rights, representing 10% of the capital stock, or
•	holders of common and preferred shares who jointly represent at least 10% of the capital stock, in a separate vote.

Nevertheless, these rights can only be exercised by the holders of shares who maintained their holding for at least three months before the date of the annual shareholders’ meeting. The Brazilian Corporate Law also permits a multiple vote procedure to be adopted, upon request by shareholders representing at least 10% of Santander Brasil’s voting capital. Pursuant to CVM Instruction 282 of June 26, 1998, the percentage needed to call for a multiple vote to elect members of the board of directors, in public companies with capital stock exceeding R$100 million, is 5% of the voting capital per request of multiple vote.

The holders of preferred shares are entitled to the following rights according to Santander Brasil’s By-Laws:

•	dividends and interest on shareholders’ own equity in an amount 10% higher than those attributed to common shares, as well as priority in the distribution;
•	participation on equal terms with the common shares conditions, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of accrued income, reserves or any other resources;
•	priority in reimbursement of capital, without payment of premium, in the case of liquidation; and
•	tag-along rights in the event of a change in Santander Brasil’s control, under the same terms and conditions extended to its controlling shareholders.

Common shares not belonging to the controlling shareholders also give their holders tag-along rights in the event that Santander Brasil’s control is transferred on the same terms and conditions as those granted to its controlling shareholders.

The shareholders’ general meeting may decide on conversion of the preferred shares into common shares.

The Brazilian Corporate Law sets forth that shares without voting rights or shares with restricted rights, including Santander Brasil’s preferred shares, shall be granted unrestricted voting rights if the company ceases to distribute, during three consecutive fiscal years, any fixed or minimum dividend granted to these shares, until the respective distributions are made.

According to Santander Brasil’s By-Laws, the dividends that are not claimed by shareholders within three years, from the beginning of their payment, shall prescribe to Santander Brasil’s benefit.

Under the Brazilian Corporate Law, any change in the preferences or changes which would have an adverse financial effect on the rights of holders of preferred shares, or any change that results in the creation of a more favored class of preferred shares, must be approved by a resolution at a general shareholders’ meeting and will become valid and effective only after approval by a majority of Santander Brasil’s preferred shareholders.

Brazilian Corporate Law also sets forth that the following shareholders’ rights cannot be repealed or modified by Santander Brasil’s By-Laws or decisions made at shareholders’ meetings:

•	the right to vote at general meetings, in the case of holders of common shares;
•	the right to share in the distribution of dividends and interest on shareholders’ equity, and to share in the surplus assets in the event of Santander Brasil’s liquidation;
•	preemptive rights in subscribing for shares or convertible securities in specific circumstances;
•	the right to monitor the management; and
•	the right of withdrawal in the circumstances established by law, including Santander Brasil’s consolidation, merger and spin-off.

Meetings and Voting Rights

At Santander Brasil’s duly convened general meetings, its shareholders are authorized to make resolutions on matters relating to Santander Brasil’s activities and to make decisions deemed to be in Santander Brasil’s best interests.

Santander Brasil’s shareholders are exclusively responsible for approving the financial statements at the annual general meeting, and to decide on the destination of net earnings and the distribution of dividends for the year immediately preceding the meeting. The members of the Board of Directors and Fiscal Council are, as a general rule, elected at annual general meetings unless for an exceptional reason they have to be elected at an extraordinary general meeting.

An extraordinary general meeting may be held at any time, including together with an annual general meeting. Santander Brasil’s shareholders in a general meeting are exclusively responsible for approving, among other matters: (i) amendments to Santander Brasil’s By-Laws; (ii) election and dismissal of members of Santander Brasil’s board of directors; (iii) creation of any reserves of profits, other than the legal reserve; (iv) suspension of the rights of a shareholder that has failed to comply with obligations under the law or Santander Brasil’s By-Laws; (v) approval of Santander Brasil’s incorporation, merger or spin-off; and (vi) approval of Santander Brasil’s dissolution or liquidation, approval of reports prepared by the liquidators and the election of a liquidator and members of the fiscal council to operate during a liquidation.

As a general rule, the Brazilian Corporate Law sets forth that a general meeting can be held if shareholders holding at least 25% of the voting capital stock are present, at the first call, and at the second call if any number of holders of voting shares are present. If the shareholders have been convened to resolve on amendments to the By-Laws, the quorum at the first call must be at least two-thirds of the voting shares and, at the second call, any number of holders of voting shares.

The CVM may authorize the aforementioned quorum, set forth in the Brazilian Corporate Law, to be reduced in the case of a publicly held company with widely held shares, and where the last three general meetings have been attended by shareholders representing less than half the voting shares.

In general, the approval of any matter must occur through votes of shareholders attending a general meeting in person, or through a proxy, corresponding to at least the majority of the common shares represented at the meeting, and abstentions are not taken into account for this calculation. Nevertheless, the affirmative vote of shareholders representing at least one-half of the voting shares is needed for the approval of the following matters, among others: (i) reduction of the mandatory dividend to be distributed to Santander Brasil’s shareholders; (ii) changes in Santander Brasil’s business purpose; (iii) Santander Brasil’s merger, spin-off or incorporation; (iv) Santander Brasil’s participation in a corporate group (as defined by the Brazilian Corporate Law); (v) the termination of a state of liquidation; and (vi) Santander Brasil’s dissolution.

The Brazilian Corporate Law requires all general meetings to be called by a minimum of three entries in the Official Gazette of the State of São Paulo and in other mass circulation newspapers in São Paulo, where the B3 is located. Santander Brasil’s call notices for meetings are currently published in the Official Gazette of the State of São Paulo, the official journal of São Paulo state, and in the Valor Econômico newspaper. The first call must be published not more than 30 days before the date of the meeting, and the second call not more than eight days in advance. However, in certain circumstances, at the request of any shareholder, the CVM may (i) after consulting Santander Brasil, require the shareholders’ meeting to be postponed and held 30 days after the first call; and/or (ii) suspend for up to 15 days the advance notice required for an extraordinary general meeting, to give the shareholder time to understand and analyze the proposals to be voted on at the meeting. The call notices must give full details of the agenda for the meeting (the term “general matters” being prohibited) and the adequate supporting documents must be available to the public on the CVM’s website from the date of publication of the first call.

It is usually the responsibility of Santander Brasil’s Board of Directors to call a general meeting, provided that such meetings may also be called by the following persons or bodies: (i) any shareholder, when Santander Brasil’s directors fail to call a meeting within 60 days of the date required by law or by Santander Brasil’s By-Laws; (ii) shareholders representing a minimum of 5% of Santander Brasil’s capital stock, if Santander Brasil’s managers fail to call a meeting, within eight days, in response to a justified request submitting matters to be discussed; (iii) shareholders representing a minimum of 5% of Santander Brasil’s capital stock, if Santander Brasil’s Board of Directors fails to call a meeting intended to install a Fiscal Council, within eight days of the request being made; and (iv) the Fiscal Council (if already installed), if Santander Brasil’s Board of Directors fails to call the annual general meeting; and the Fiscal Council can also call an extraordinary general meeting whenever there are serious or urgent reasons.

Santander Brasil’s shareholders’ meetings are held at its headquarters at Avenida Presidente Juscelino Kubitschek, 2041, Suite 281, Block A, Condomínio WTORRE JK, Vila Nova Conceição, 04543-011, in the city of São Paulo, state of São Paulo, Federative Republic of Brazil. The Brazilian Corporate Law allows Santander Brasil’s shareholders to hold meetings outside its headquarters in an event of force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice contains a clear indication of the place where the meeting will be held.

Changes in Capital

Under Brazilian law, the authority to increase share capital rests with the general shareholder’s meeting. However, Santander Brasil’s general shareholder’s meeting may delegate to the board of directors the authority to approve or execute capital increases. Santander Brasil’s By-laws are fully aligned with Brazilian law, and do not establish any different conditions for share capital increases. Capital increases and other changes of the By-laws are subject to approval by the Brazilian Central Bank.

As of December 31, 2021, the board of directors was authorized by the general shareholders’ meeting to approve or execute capital increases, without need to change the By-laws, up to the total amount of 9,090,909,090 common or preferred shares, with no relation to the existing ratio between shares of each class, subject to the legal limit applicable to preferred shares.

Dividends

Santander Brasil’s board of directors currently recommends to its shareholders a 50% distribution of Santander Brasil’s yearly adjusted net income as dividends and/or interest attributable to shareholders’ equity. Santander Brasil’s future dividend policy and the amount of future dividends and/or interest attributable to shareholders’ equity Santander Brasil decide to recommend to its shareholders for approval will depend on a number of factors, including, but not limited to, its cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic climate, regulatory provisions and such other factors as Santander Brasil may deem relevant at the time. For additional information, please refer to “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” of the Annual Report on Form 20-F.

Preemptive Rights

Santander Brasil’s shareholders have preemptive rights to subscribe for shares in any capital increase, in proportion to their shareholding at the time of the increase. Shareholders also have preemptive rights in any offer of Santander Brasil’s shares or subscription warrants. A period of not less than 30 days from the publication of the notice to shareholders of the capital increase is allowed for the exercise of preemptive rights, and these rights are transferable.

However, according to the Brazilian Corporate Law and Santander Brasil’s By-Laws, Santander Brasil shareholders do not have preemptive rights in cases of granting or exercise of any share call option. In addition, Santander Brasil’s Board of Directors may exclude the preemptive right of Santander Brasil’s shareholders or reduce the exercise period, in the issuance of shares and subscription warrants whose placement is made through sale on stock exchange or public subscription, or share exchange, in a public offering of control acquisition.

Redemption

According to the Brazilian Corporate Law, Santander Brasil may redeem its shares by means of a resolution passed at a general meeting by votes representing at least 50% of the shares affected by the redemption. Shares may be redeemed out of retained profits, revenues reserves or capital reserves. If not all of the shares are to be redeemed, a lottery ballot shall be held. If custody shares are selected in the ballot and the custody agreement does not provide for the situation, the financial institution must specify the proportion of shares to be redeemed.

Registration and Transfers

The Santander Brasil shares are registered in book-entry form in the B3 system. Santander Brasil also maintains a registry of shareholders.

Under Brazilian law and regulations, transfers of shares quoted on a stock exchange are normally made through the facilities of an independent clearing house, a division of the B3, which handles the multilateral settlement of both financial obligations and transactions involving securities. According to the regulations of the B3, financial settlement is carried out through the system of transfer of funds of the Brazilian Central Bank and the transactions involving the sale and purchase of shares are settled through the B3 custody system.

Liquidation Rights

Upon a liquidation of Santander Brasil, its shareholders are entitled to receive pro-rata any assets remaining after the payment of Santander Brasil’s debts, taxes and expenses of the liquidation. Holders of preferred shares shall be entitled to receive reimbursement of the amount paid before any amount is distributed to the holders of common shares.

Disposal of Control

Santander Brasil’s By-Laws state that disposal of control in Santander Brasil, either in a single transaction or in a series of transactions, must be subject to the condition, whether a suspensive or resolutory condition, that the acquirer is obligated to make a public offer to acquire all the shares held by Santander Brasil’s other shareholders, both common and preferred. This is further pursuant to the conditions and deadlines required by the current legislation, ensuring that they receive equal treatment with respect to the controlling shareholder in the disposal.

This offer will still be required (i) in cases where there is assignment for consideration of rights to subscribe for shares that may result in the disposal of the company’s control; and (ii) in case of disposal of control of a company that holds the controlling power over Santander Brasil.

The disposal of control will also be subject to the prior authorization of the Brazilian Central Bank, pursuant to the terms and conditions of Central Bank Resolution No. 4,122/12. For additional information, please refer to “Item 4. Information on the Company—4B. Business Overview—Regulation and Supervision” of the Annual Report on Form 20-F.

Restrictions on Voting Rights or Free Transfer of Santander Brasil’s Shares

There are no legal or bylaw restrictions on the exercise of voting rights except for those resulting from the failure to comply with applicable regulations.

There are no restrictions on the free transfer of shares, except for the prior authorization required by the Brazilian Central Bank in case the transfer results in a change of control. In addition, a qualified ownership interest, which represents 15% of the corporate capital of Santander Brasil, has to be reported to the Brazilian Central Bank and is subject to a review process by the regulator.

The transferability of the shares is not restricted by Santander Brasil’s By-laws or in any other manner other than by the application of legal and regulatory provisions. Likewise, there are no bylaw restrictions on the exercise of voting rights (except where an acquisition has been made in breach of legal or regulatory provisions).

Significant Shareholders

As of February 22, 2022, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V., owned approximately 89.53% of Santander Brasil’s total capital stock. For additional information, please refer to “Item 7. Major Shareholders and Related Party Transactions—7A. Major Shareholders” of the Annual Report on Form 20-F.

CVM Resolution 44 sets forth that (i) any direct or indirect controlling shareholders, (ii) any shareholders entitled to elect members of the board of directors and fiscal council, as well as (iii) any person or group of persons acting jointly with the aforementioned persons or representing the same interest, that carries out relevant transactions (that is, transactions whereby the direct or indirect holding of the aforementioned persons surpasses, upwards or downwards the thresholds of 5%, 10%, 15%, and so on successively, of Santander Brasil’s shares of a certain class and type) must disclose to Santander Brasil information on their trades, which will be sent to the CVM. For more information, please refer to “Item 10. Additional Information—B. By-Laws—Disclosure of Information About Our Shareholders with Relevant Interest” of the Annual Report on Form 20-F.

The acquisition of a significant stake in Santander Brasil may also require the authorization of other regulators with supervisory powers over Santander Brasil’s and its subsidiaries’ activities and shares listings or other actions in connection with those regulators or subsidiaries.

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Description of Units

The following description of Banco Santander (Brasil) S.A. (“Santander Brasil”)’s units, each representing one common share and one preferred share (the “Units”), is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to Santander Brasil’s By-laws, an English translation of which is incorporated by reference as an exhibit to the Annual Report on Form 20-F, as well as on the legislation and regulations applicable to companies and the Brazilian capital market currently in effect. Santander Brasil encourages you to read the By-laws for additional information. Capitalized terms used and not defined hereinafter shall have the meanings ascribed to them throughout the Annual Report on Form 20-F.

The Units are share deposit certificates, each representing one common share and one preferred share, all of them free and unencumbered. The shares represented by the Units shall be registered in a trust account linked to the Units, and their ownership can only be transferred by means of transfer of the corresponding Units, upon written instructions from the holder. Earnings from the Units and the amount received in the case of redemption or repayment shall only be paid to the holder of the Units registered in the books of the custodian.

None of the shares underlying the Units, the earnings thereon or the corresponding redemption or repayment amounts may be pledged, encumbered or in any other way given in guarantee by the holder of the Units, nor may they be subject to attachment (penhora), seizure (arresto), impounding (sequestro), search and apprehension (busca e apreensão), or to any other lien or encumbrance.

The Units are held by Santander Brasil (except units that underlie the ADSs which are held by its affiliate, Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.), as the custodian, in book-entry form in an account opened in the holder’s name. The transfer of ownership is effected by debiting the seller’s Unit account and crediting the buyer’s Unit account according to a written transfer order issued by the seller or a court authorization or transfer order delivered to the custodian, all of which are retained by the custodian. Dividends, interest on shareholders’ equity and/or cash bonuses shall be paid to the custodian and the custodian shall then transfer the amount to the custody agents for payment to the Unit holders. The pledge, usufruct, right of succession, fiduciary transfer in guarantee and any other conditions, onus or encumbrances on the Units must be registered in the custodian’s records, as well as noted in the corresponding statement of account of Units.

The custodian shall provide Unit holders with a statement of account at the end of each month in which there is movement and, when there is no movement, at least once a year. The statement shall show the date and place of issue, the name and details of the holder of the Unit account, an indication that it is a statement of Unit account, details of the shares deposited, a statement that the shares deposited, their earnings and any amounts received in the event of redemption or repayment shall only be paid to the holder of the Unit account or to the holder’s order in writing, Santander Brasil’s charge for the deposit, if any, and the addresses where Unit holders may obtain assistance.

Upon a written order issued by the holder of the Unit account to a broker authorized by the stock exchange where the Units are traded, the custodian shall block the corresponding Units and transfer them to the buyer upon receipt of a confirmation of the sale from the stock exchange.

The Unit holder shall have the right, at any time, to instruct a broker to cancel Units and transfer the underlying shares. The broker must request to Santander Brasil, as the agent, to transfer the Units to the share deposit accounts held by the custodian in the holder’s name. The Unit holder shall bear any transfer and cancellation costs involved. Similarly, the holder may instruct a broker to assemble Units by transferring the number of shares that jointly represent a Unit, which shall be registered by the custodian in a trust account linked to the Units.

The right to cancel Units may be suspended in the event of a public offering for distribution of Units, either in the domestic or the international market, in which case the suspension may not last longer than 180 days. Units subject to any lien or encumbrance may not be cancelled.

The following rules apply to the exercise of the rights granted to the shares represented by Units:

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•	Dividends and share redemption or repayment amounts delivered to Santander Brasil, as depository of the shares, shall be paid by Santander Brasil to the Unit holder;
•	Only the Unit holder shall have the right to attend Santander Brasil’s general meetings and to exercise all the prerogatives conferred on Santander Brasil’s shareholders by the shares represented by the Units;
•	In the event of a stock split, cancellation or reverse stock split or new issuances of shares by Santander Brasil while the Units are in existence, the following rules will be observed:

(1)       In the event there is a change in the number of shares represented by Units as a result of a reverse stock split or cancellation of shares, Santander Brasil will debit the number of cancelled shares from each Unit holder’s account and proceed with the automatic cancellation of Units, observing the ratio of one common share and one preferred share issued by Santander Brasil to each Unit. Santander Brasil will deliver to the shareholders the shares which are insufficient to constitute a Unit in the form of shares, rather than Units; and

(2)       In the event there is a change in the number of shares represented by the Units as a result of a stock split or new issuances of shares, the custodian will register the deposit of the new shares and issue new Units, registering them in the accounts of their respective holders, so as to reflect the new number of shares held by unit holders. In this way, the accounts will maintain a ratio of one common share and one preferred share issued by Santander Brasil and represented by Units, and the custodian will deliver to holders the shares which are insufficient to constitute a Unit in the form of shares rather than Units;

In the event of a capital increase, by means of the issuance of shares that may be converted into new Units, Unit holders may exercise the preemptive rights belonging to the shares represented by their Units. Santander Brasil shall create new Units in the register of book-entry Units and credit them to their holders so as to reflect the new number of common and preferred shares issued by Santander Brasil, subject to the current proportion of ordinary and preferred shares to constitute the Units. Shares that are too few to constitute a Unit shall be delivered to the shareholders as shares, rather than Units. There shall be no automatic credit of Units in the event of the exercise of preemptive rights in the issue of securities other than shares.

Unit holders will be entitled to receive any shares issued as a result of Santander Brasil’s spin-off, consolidation or merger.

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DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Description of American Depositary Shares

The following description of Banco Santander (Brasil) S.A. (“Santander Brasil”)’s American depositary shares (the “ADSs”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the deposit agreement (the “Deposit Agreement”) dated October 20, 2015 among Santander Brasil, The Bank of New York Mellon (the “Depositary”), as depositary, and the holders from time to time of American depositary shares (“ADSs”) issued thereunder, including the form of American depositary receipts (“ADR”). For more complete information, you should read the entire Deposit Agreement and the form of ADR. The form of Deposit Agreement (including the form of ADR) is incorporated by reference as an exhibit to the Annual Report on Form 20-F. Capitalized terms shall have the meaning stated herein or the meaning stated in the Deposit Agreement.

American Depositary Shares / American Depositary Receipts

The ADSs have been listed and traded on the New York Stock Exchange since October 7, 2009. The Depositary will register and deliver ADSs. Each ADS represents one (1) unit (or a right to receive one (1) unit) deposited with Banco Santander (Brasil) S.A., as custodian for the Depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary’s office at which the ADSs are administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the Depositary confirming their holdings.

As an ADS holder, Santander Brasil will not treat you as one of its shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The Depositary is the holder of the units underlying your ADSs. As a registered holder of ADSs, you have ADS holder rights. The Deposit Agreement among Santander Brasil, the Depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

Dividends and Other Distributions

How will you receive dividends and other distributions on the units?

The Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on units or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of units your ADSs represent. Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted.

Cash. The Depositary will convert any cash dividend or other cash distribution Santander Brasil pays on the units into U.S. dollars if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders who request such distribution and to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

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The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Units. The Depositary may distribute additional ADSs representing any units Santander Brasil distributes as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell units which would require it to deliver a fraction of an ADS (or ADSs representing those units) and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new units. The Depositary may sell a portion of the distributed units (or ADSs representing those units) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional units. If Santander Brasil offers holders of its securities any rights to subscribe for additional units or any other rights, the Depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The Depositary will exercise or distribute rights only if Santander Brasil asks it to and provide satisfactory assurances to the Depositary that it is legal to do so. If the Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of units, new ADSs representing the new units, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the Depositary. U.S. securities laws may restrict the ability of the Depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other distributions. The Depositary will send to ADS holders anything else Santander Brasil distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what Santander Brasil distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what Santander Brasil distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from Santander Brasil that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the Depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. Santander Brasil has no obligation to register ADSs, units, rights or other securities under the Securities Act. Santander Brasil also has no obligation to take any other action to permit the distribution of ADSs, units, rights or anything else to ADS holders. This means that you may not receive the distributions Santander Brasil makes on its units or any value for them if it is illegal or impractical for Santander Brasil to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposits units or evidence of rights to receive units with the custodian with any appropriate documentation that the custodian requires. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the Depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the units and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office or other requested locations. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

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How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the Depositary how to vote the number of deposited units their ADSs represent. If Santander Brasil requests the Depositary to solicit your voting instructions (and Santander Brasil is not required to do so), the Depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. The Depositary will try, as far as practical, subject to any applicable provision of Brazilian law and of Santander Brasil’s articles of incorporation or similar documents, to vote or to have its agents vote the units, shares or other deposited securities as instructed by ADS holders. If Santander Brasil does not request the Depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the Depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the Depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the units. However, you may not know about the meeting enough in advance to withdraw the units. In any event, the Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If Santander Brasil asked the Depositary to solicit your instructions at least 30 days before the meeting date but the Depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by Santander Brasil to vote the number of deposited securities represented by your ADSs. The Depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless Santander Brasil notifies the Depositary that:

•	Santander Brasil does not wish to receive a discretionary proxy;
•	there is substantial opposition from Santander Brasil’s shareholders to the manner in which such deposited securities would be voted with respect to the particular question; or
•	the particular question would have a material and adverse impact on the rights of Santander Brasil’s shareholders.

Santander Brasil cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your units. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your voting rights and there may be nothing you can do if your units are not voted as you requested.

If Santander Brasil requests the Depositary to act, Santander Brasil agrees to give the Depositary notice of any such meeting and details concerning the matters to be voted upon as far in advance of the meeting date as practicable.

Record Dates

Whenever (i) a cash dividend, cash distribution or any other distribution is made on deposited securities or rights to purchase units or other securities are issued with respect to deposited securities or the Depositary receives notice that a distribution or issuance of that kind will be made, (ii) the Depositary receives notice that a meeting of holders of units or common or preferred shares will be held in respect of which Santander Brasil has requested the Depositary to send a notice, (iii) the Depositary will assess a fee or charge against ADS holders, (iv) the Depositary causes a change in the number of units that are represented by each ADS, or (v) the Depositary otherwise finds it necessary or convenient, in each case, the Depositary will fix a corresponding record date for ADS holders, which shall be the same as, or as near as practicable to, any corresponding record date set by Santander Brasil with respect to units or common or preferred shares.

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Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the Depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the Depositary as a holder of deposited securities, the Depositary will call for surrender of a corresponding number of ADSs on a pro rata basis and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the Depositary receives new securities in exchange for or in lieu of the old deposited securities, the Depositary will hold those replacement securities as deposited securities under the Deposit Agreement. However, if the Depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the Depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the Depositary will continue to hold the replacement securities, the Depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the Depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the Deposit Agreement be amended?

Santander Brasil may agree with the Depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. Upon an amendment which changes the number of units represented by each ADS, the Depositary may call for the surrender and/or exchange of ADRs to effect the change. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

How may the Deposit Agreement be terminated?

•	The Depositary will initiate termination of the Deposit Agreement if Santander Brasil instructs it to do so. The Depositary may initiate termination of the Deposit Agreement if
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•	90 days have passed since the Depositary told Santander Brasil it wants to resign but a successor Depositary has not been appointed and accepted its appointment;
•	Santander Brasil delists its units from an exchange on which they were listed and does not list the units on another exchange;
•	Santander Brasil enters insolvency proceedings or information becomes publicly available indicating that unsecured claims against Santander Brasil are not expected to be paid;
•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or
•	there has been a replacement of deposited securities.

If the Deposit Agreement will terminate, the Depositary will notify ADS holders at least 120 days before the termination date. At any time after the termination date, the Depositary may sell the deposited securities. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the Depositary will sell as soon as practicable after the termination date.

After the termination date and before the Depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The Depositary will continue to collect distributions on deposited securities, but, after the termination date, the Depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the Deposit Agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on Santander Brasil’s Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The Deposit Agreement expressly limits Santander Brasil’s obligations and the obligations of the Depositary. It also limits Santander Brasil’s liability and the liability of the Depositary. Santander Brasil and the Depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;
•	are not liable if Santander Brasil is or it is prevented or delayed by law or circumstances beyond Santander Brasil’s or its control from performing Santander Brasil’s or its obligations under the Deposit Agreement;
•	are not liable if Santander Brasil or it exercises discretion permitted under the Deposit Agreement;
•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;
•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person; and
•	may rely upon any documents Santander Brasil believes or it believes in good faith to be genuine and to have been signed or presented by the proper person.
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In the Deposit Agreement, Santander Brasil and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of units, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any units or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the Depositary or Santander Brasil’s transfer books are closed or at any time if the Depositary or Santander Brasil thinks it advisable to do so.

Your Right to Receive the Units Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying units at any time except:

•	when temporary delays arise because: (i) the Depositary has closed its transfer books or Santander Brasil has closed its transfer books; (ii) the transfer of units is blocked to permit voting at a shareholders’ meeting; or (iii) Santander Brasil is paying a dividend on its units;
•	when you owe money to pay fees, taxes and similar charges; or
•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of units or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADSs

The Deposit Agreement permits the Depositary to deliver ADSs before deposit of the underlying units. This is called a pre-release of the ADSs. The Depositary may also deliver units upon the surrender of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying units are delivered to the Depositary. The Depositary may receive ADSs instead of units to close out a pre-release. The Depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer (a) owns the units or ADSs to be deposited, (b) assigns all rights, title and interest in the units to the Depositary and (c) will not take any action with respect to such units or ADSs inconsistent with beneficial ownership; (ii) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate; and (iii) the Depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

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In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile system and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from Santander Brasil as a holder of deposited securities that Santander Brasil makes generally available to holders of deposited securities. The Depositary will send you copies of those communications or otherwise make those communications available to you if Santander Brasil asks it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to Santander Brasil’s business or the ADSs.

Disclosure of Interests

When required in order to comply with applicable laws and regulations or Santander Brasil’s articles of incorporation, Santander Brasil may from time to time request each ADS holder to provide to the Depositary, and each ADS holder agrees to provide and consents to the disclosure of, information relating to: (a) the capacity in which it holds ADSs, (b) the identity of any holders or other persons or entities then or previously interested in those ADSs and the nature of those interests, and (c) any other matter where disclosure of such matter is required for that compliance.

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Fees and Expenses

Persons depositing or withdrawing units or ADS holders must pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of units or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates
U.S.$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been units and the units had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the Depositary to ADS holders
U.S.$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of units on Santander Brasil’s unit register to or from the name of the Depositary or its agent when you deposit or withdraw units
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or units underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As applicable
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As applicable

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The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing units or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for Depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to Santander Brasil to reimburse Santander Brasil for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to Santander Brasil by the Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Deposit Agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligations under the Deposit Agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

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